NR02-13	January 11, 2013

Cardero Announces Maiden Inferred Resource Estimate
for Sheini Hills Iron Project, Ghana

SRK Reports 1.3 Billion Tonnes grading 33.8% Iron
including 1.05 Billion Tonnes Primary Ironstone and Hardcap @ 35.2% Iron
and 0.27 Billion Tonnes Detrital Iron @ 28.2% Iron

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE-MKT: CDY) announces the results of the maiden resource estimate for the Sheini Hills Iron Project, Ghana, undertaken by SRK Consulting (UK) Ltd. (“SRK”). SRK has reported an estimated inferred mineral resource of 1.3 Billion Tonnes (“Bt”), with mean grades of 33.8% Fe, 6.0% Al2O3, 37.3% SiO2 and 0.27% P, using a 15% cut-off grade, all of which falls within a Whittle optimization pit with a global strip ratio of 0.93.

Maiden Resource Estimate

SRK is preparing a National Instrument 43-101 (“NI 43-101”) technical report, including a maiden resource estimate, for the Sheini Hills Iron Project in northeast Ghana (“SRK Report”). The maiden estimated mineral resource is calculated in accordance with CIM Standards on Mineral Resources and Reserves (CIM Guidelines) as set out in NI 43-101. The effective date of the SRK Report is January 7, 2013, and the completed SRK Report will be filed on SEDAR and made available through the Company’s website within 45 days of this news release. Investors are urged to review the SRK Report in its entirety once it becomes available.

In total, SRK has reported an inferred mineral resource of 1.3 Bt, with mean grades of 33.8% Fe, 6.0% Al2O3, 37.3% SiO2 and 0.27% P (at a cutoff of 15% Fe), all of which falls within a Whittle optimisation pit which has a global strip ratio of 0.93 (waste tonnes: ore tonnes) and which was generated by SRK to restrict the estimated inferred mineral resource to material which has potential to be economically exploited.

Table 1: Mineral Resource Statement, Sheini Hills Iron Project, Ghana, SRK Consulting (UK) Ltd.,
effective date 7 January 2013. Reported above a 15 % Fe cut-off and within an optimized pit shell.

Zone	Resource Category	Tonnes (Mt)	Fe %	Al2O3%	SiO2%	P %
Ironstone Sheini Central - North	Inferred	349.2	37.6	4.4	34.3	0.26
Ironstone Sheini Central - Centre	Inferred	111.1	34.6	5.2	38.0	0.28
Ironstone Sheini Central - South	Inferred	581.0	33.9	5.4	37.2	0.36
Ironstone Hardcap	Inferred	4.1	36.5	8.5	32.3	0.09
Ironstone Total	Inferred	1,045	35.2	5.1	36.3	0.32
Detritals	Inferred	266.9	28.2	9.5	41.1	0.09
TOTAL	Inferred	1,312	33.8	6.0	37.3	0.27

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Notes:
(1) Mineral Resources which are not Mineral Reserves have no demonstrated economic viability.
(2) The effective date of the Mineral Resource Estimate is 7 January 2013.
(3) The Mineral Resource Estimate for the Sheini deposit was constrained within lithological solids and within a Lerchs-Grossman optimised pit shell defined by the following assumptions; pig iron flow sheet; metal price of USD400/t; slope angles of 53º in the ironstone and detrital material; a mining recovery of 95.0%; a mining dilution of 5.0%; a base case mining cost of USD2.50/t; process operating costs of USD2.50/t ore USD4.50/t ore in the ironstone and detrital respectively; ironstone processing recovery of 100%; Detrital processing recovery of 25%; reductant costs of USD0.58/t%Fe and other concentrate costs of USD33.33/t; smelting costs were separated into power and other costs and were estimated at 27.50 USD/t and 51.00 USD/t, respectively; 90% assumed product grade.
(4) Mineral Resources for the Sheini deposit have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines (December 2005)” by Howard Baker (MAusIMM(CP)), an independent Qualified Person as defined in NI 43-101.

The Company cautions that the accuracy of resource and reserve estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time the SRK report was prepared, the estimates presented are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision. These revisions may be material. SRK is unaware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other relevant issues that may materially affect the mineral resources. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Mineral Resource Estimation Methodology

Resource Database

The resource database upon which the mineral resource estimate is based predominantly comprises diamond and reverse circulation drillhole data generated by Cardero from the 2012 Phase I drilling program at Sheini. This data has been supplemented by surface geological mapping and subsequent cross-sectional geological interpretations constructed on the basis of both mapping and drillhole data. The drillhole database comprises 67 diamond drillholes (9,478 metres) and 127 reverse circulation drillholes (1,923 metres). Diamond drillholes are spaced on section lines between 200 m and 800 m apart. Reverse circulation drillholes are concentrated in areas of known detrital mineralisation and are typically spaced on section lines 200 to 400 m apart. The assay database comprises 4,399 samples.

Geological Interpretation

Iron mineralization at Sheini occurs as primary ironstone (banded and granular types with local hardcap development) and as detrital iron deposits (located on plains, peripheral to the ironstone deposits). Primary iron mineralisation identified at Sheini, being classed as a “Rapitan-type iron formation”, predominantly comprises bladed haematite with lesser iron hydroxides (goethite and limonite) confined to interbedded banded iron formation and granular iron formation at the base of the Late Precambrian –Early Phanerozoic Buem Formation. The ironstone package and adjacent footwall and hanging wall lithologies have been subjected to ductile deformation resulting in a series of broadly N-S trending asymmetric inclined fold structures, offset by a series of NNE-SSW trending, and later E-W to ENE-WSW trending, brittle faults. The iron mineralisation is sedimentary in origin, and extends to a total of approximately 8.6 kilometres along strike, up to 1.2 kilometres across strike and to depths of up to 300 metres from surface.

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Modelling

Geological modelling was conducted in 3D Geomodeller software, using logged ironstone as an explicit control on model geometry. Primary ironstone was modelled within three spatially distinct domains –north zone, central zone and south zone, all of which lie within the Sheini Central prospecting licence. In addition to primary ironstone mineralisation, re-deposited detrital material forms extensive flat-lying platforms adjacent to N-S trending ridges throughout the project area. Figure 1 shows the distribution of the ironstone and detrital units modelled.

Figure 1: Oblique view (36° towards 325°) of the detrital wireframes (blue) with ironstone domains
100-300 (pink) overlain on the topography survey. (Source: SRK)

Classification

SRK is of the opinion that it is appropriate to classify the resource in the inferred category as defined by CIM Guidelines in this case.

Initial Metallurgical Testwork

SRK supervised and reviewed a certain amount of metallurgical test work on samples collected from the Sheini deposit so as to determine whether or not the material has potential to be used to produce a saleable product and so enable it to report the above mineral resource estimate. SRK is satisfied that the iron mineralization has reasonable prospects for economic extraction as required by CIM guidelines.

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Work Completed to Date

Initial metallurgical test work has been completed by SGS Mineral Services UK Limited (“SGS”), primarily at laboratories in the UK, and by Cardero Materials Testing Laboratory Ltd. (“CMTL”), located in USA (which is owned by the Company, and is therefore not an independent testing laboratory). Petrographic reports, QEMSCAN and X-Ray Diffraction work together suggest that the iron mineralisation at Sheini consists of very finely disseminated haematite within a silica matrix. Initial work has been completed on three samples to date (Table 2).

Table 2: Metallurgical Samples

Sample Type	Drillhole	Interval (m)	Fe (%) (ALS)	Metallurgical Laboratory	Mat Lab Head Grade (Fe %)
Primary Ironstone	SCD-012	89.6	35.1	SGS	36.1
Detrital Iron	SCD-049 & 050	27.2	n/a	SGS	25.1
Primary Ironstone	SCD-048	109	36.8	CMTL	36.9

SGS Laboratories

SGS initially assessed a conventional gravity separation method, using a combination of gravity (heavy liquid or “HL”) separation at coarser sizes together with magnetic separation at finer sizes. For the primary ironstone, this approach was largely unsuccessful. The detrital ore exhibited a greater potential for gravitational upgrading. The HL test work was conducted at a top size of 8 mm, and individual density fractions reported assays of up to 60% Fe for the size fractions above approximately 0.5 mm. Overall, the HL test results showed the potential to produce a concentrate assaying 56.6% Fe, albeit at a low Fe recovery.

CMTL

CMTL Smelting - A raw (non-upgraded) sample with a 36.7% iron head grade was prepared and smelted in a 50kW electric arc furnace. The purpose of the smelt test was to establish if the raw samples will be amenable to smelting and production of hot metal or pig iron. The test produced a pig iron grading 91.1% iron with a 73% yield and is a successful proof of concept. These are positive results for a single smelt test on raw, unbeneficiated material. Phosphorous content returned from this test was high but the Company anticipates reduction of phosphorous can be achieved during upgrade to concentrate or via post-smelting ladle treatment.

CMTL Beneficiation Roast - CMTL used a solid-state reduction to reduce fine-grained haematite to magnetite using only a coarse grind (-4mm +1mm) prior to roasting at <1000°C in a rotary kiln. This process was successful and the internal forces exerted by the phase transformation from haematite to magnetite induced self-liberation of the magnetite from the silica. Following conventional low intensity magnetic separation (“LIMS”) using a Davis Tube, the concentrate grade increased to 50% iron and the iron:silica ratio increased indicating that silica had been liberated and rejected.

Next Steps

Metallurgy

Cardero will continue to investigate metallurgical processes over the coming months to define improved metallurgical processing techniques. Immediate work will involve optimizing grind size and rotary kiln temperature and residence time for the beneficiation roast. It is likely that the final process will involve an initial coarse grind, reduction roast, additional grind and magnetic separation. More work will be required to prove that this technique will produce a saleable magnetite concentrate. Upgrading of the raw sample to a higher grade concentrate prior to melting would greatly enhance the potential economics of producing higher value pig iron at Sheini. Future smelting work will focus on use of beneficiated roast concentrate as feedstock to the electric arc furnace instead of raw material.

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Potential Resource Expansion

Phase I drilling defined an inferred mineral resource over a strike length of approximately 9 kilometres. Airborne geophysical surveys carried out during 2012 defined anomalies over an additional strike length of approximately 24 kilometres and these anomalies were confirmed to be coincident with iron mineralization by reconnaissance mapping. Drill targets over this trend will require approximately 18,000 metres of diamond drilling to be tested. No further drilling is planned until metallurgical testing has been completed and a viable process route has been confirmed.

Qualified Person

Howard Baker B.Sc., M.Sc., MAusIMM (CP) a Principal Geologist (Mining Geology) with SRK Consulting (UK) Ltd., has acted as the Qualified Person, as defined in NI 43-101, for the SRK Report and, in particular, the resource estimate contained therein. Mr. Baker has 18 years practical experience in the mining industry, with the previous 10 years focussed on iron ore mining, exploration and mineral resource estimation. Mr. Baker worked as a Senior Mine Geologist at the BHP Billiton, Yarrie Operation in the Pilbara region of Western Australia and as a Specialist Resource Geologist for Rio Tinto Iron Ore, also in Pilbara region of Western Australia. Following this, Mr. Baker has worked a Principal Geologist for SRK on numerous iron ore deposits including those in West and Central Africa, Sweden, Finland, Canada, Portugal and Armenia. Mr. Baker has also reviewed and approved the disclosure in this news release. Both Mr. Baker and SRK are independent of the Company under NI 43-101.

ABOUT CARDERO RESOURCE CORP.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-MKT (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, CEO and President

Contact Information:	Andrew Muir
Direct Tel: 604 638-3287

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499

Cardero Resource Corp.	- 6 -	January 11, 2013
NR13-02 – Continued

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the current estimated resource at Sheini, the potential for the reduction of phosphorous during upgrade to concentrate or via post-smelting ladle treatment; the potential for the economic exploitation of any of the mineral deposits at Sheini, the potential for the production of pig iron from Sheini mineralization, the potential for the Company to define improved metallurgical processing techniques, the likely makeup of the final treatment process for Sheini mineralization, the potential to be able to upgrade raw material to a higher grade concentrate; the potential for there to be a saleable concentrate or pig iron produced from Sheini mineralization; business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource/reserve estimates may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, material changes in the assumptions underlying the maiden inferred resource estimate required as a result of changing market conditions or new data, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, significant increases in any of the machinery, equipment or supplies required to develop and operate a mine at Sheini, the failure of appropriate infrastructure to be available to support the construction of a mine and the transportation of any product the Company may produce or plan to produce; a significant change in the availability or cost of the labor force required to operate a mine at Sheini, significant increases in the cost of transportation for the Company’s products, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s 2012 Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been reported in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.